Exhibit 3.0


Zuellig Botanical Extracts, Inc. and Affiliated Companies Combined Financial Statements as of March 31, 1999 and 1998 and for Each of the Three Years in the Period Ended March 31, 1999 and Independent Auditors' Report

ZUELLIG BOTANICAL EXTRACTS, INC. AND AFFILIATED COMPANIES
TABLE OF CONTENTS
                                                                       Page
INDEPENDENT AUDITORS' REPORT                                           1


COMBINED FINANCIAL STATEMENTS AS OF MARCH 31, 1999 AND 1998 AND
   FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED MARCH 31, 1999:

   Combined Balance Sheets                                             2

   Combined Statements of Income                                       3

   Combined Statements of Stockholders' Equity                         4

   Combined Statements of Cash Flows                                   5

   Notes to the Combined Financial Statements                          6-11

INDEPENDENT AUDITORS' REPORT
To Zuellig Botanical Extracts, Inc. and Affiliates:

We have audited the accompanying combined balance sheets of Zuellig Botanical Extracts, Inc., ZetaPharm, Inc., and Wilcox Drug Company, Inc. (collectively, the "Companies"), all of which are under common ownership and common management, as of March 31, 1999 and 1998, and the related combined statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined financial position of the Companies as of March 31, 1999 and 1998, and the combined results of their operations and their combined cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
June 4, 1999

ZUELLIG BOTANICAL EXTRACTS, INC. AND AFFILIATED COMPANIES

COMBINED BALANCE SHEETS MARCH 31, 1999 AND 1998

ASSETS                                                 1999            1998

CURRENT ASSETS:
  Cash                                                 $    48,331     $ 1,866,735
  Receivables:
    Customers, less allowance for doubtful accounts
      of $479,948 in 1999 and $215,410 in 1998          15,306,919      14,668,147
    Other receivables                                       83,897         113,755
  Inventories                                           23,299,519      13,071,303
  Prepaid expenses and other current assets              1,113,374       1,325,241
  Deferred income taxes                                    567,981         440,543
  Due from affiliates                                                    1,528,868

          Total current assets                          40,420,021      33,014,592

PROPERTY:
  Land                                                     442,268         312,101
  Machinery and equipment                                1,084,704         950,610
  Furniture and fixtures                                   352,474         337,526
  Vehicles                                                 292,093         289,583
  Leasehold improvements                                   132,529         132,529
  Construction in progress                                  75,741          39,136
                                                         2,379,809       2,061,485
  Accumulated depreciation and amortization             (1,543,253)     (1,434,545)

          Total property, net                              836,556         626,940

OTHER ASSETS                                             1,121,065         275,468

TOTAL                                                  $42,377,642     $33,917,000

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank borrowings                           $19,615,145     $10,305,683
  Bank overdraft                                            48,901
  Accounts payable                                       7,702,623       8,244,654
  Accrued liabilities                                    1,451,505       3,228,115
  Due to affiliates                                      1,375,169       1,492,480

          Total current liabilities                     30,193,343      23,270,932

COMMITMENTS AND CONTINGENCIES (Notes 3, 5 and 10)

STOCKHOLDERS' EQUITY:
  Cumulative preferred stock                             2,000,000       2,000,000
  Common stock                                               1,061           1,060
  Additional paid-in capital                             1,003,499       1,003,400
  Retained earnings                                      9,579,739       6,079,223
  Divisional equity                                                      1,962,385
  Treasury stock                                          (400,000)       (400,000)

          Total stockholders' equity                    12,184,299      10,646,068

TOTAL                                                  $42,377,642     $33,917,000

See accompanying notes to the combined financial statements.

ZUELLIG BOTANICAL EXTRACTS, INC. AND AFFILIATED COMPANIES

COMBINED STATEMENTS OF INCOME
YEARS ENDED MARCH 31, 1999, 1998, AND 1997

                                                     1999                   1998                 1997

NET SALES TO THIRD PARTIES                           $78,268,276            $94,333,310          $68,111,118

NET SALES TO AFFILIATES                               11,905,166              6,793,310            5,029,129

NET SALES                                             90,173,442            101,126,620           73,140,247

COST OF SALES                                         77,131,816             84,318,709           62,285,139

GROSS PROFIT                                          13,041,626             16,807,911           10,855,108

COMMISSION AND OTHER INCOME                              403,971                282,939            1,389,012

                                                      13,445,597             17,090,850           12,244,120

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES          8,025,690              8,570,143            6,855,444

MANAGEMENT FEE EXPENSE                                 1,119,772              1,601,163              429,007

INTEREST EXPENSE                                       1,456,310              1,190,689            1,127,371

INCOME BEFORE PROVISION FOR INCOME TAXES               2,843,825              5,728,855            3,832,298

PROVISION FOR INCOME TAXES                             1,305,694              2,389,195            1,214,928

NET INCOME                                           $ 1,538,131            $ 3,339,660          $ 2,617,370

See accompanying notes to the combined financial statements.

ZUELLIG BOTANICAL EXTRACTS, INC. AND AFFILIATED COMPANIES

COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY YEARS
ENDED MARCH 31, 1999, 1998, AND 1997

                           Cumulative                          Additional
                           Preferred Stock     Common Stock    Paid-in     Retained    Divisional    Treasury
                           Shares  Amount      Shares  Amount  Capital     Earnings    Equity        Stock        Total
BALANCE, APRIL 1, 1996     10      $2,000,000  1,060   $1,060  $1,003,400  $2,062,333  $    22,245   $(400,000)   $ 4,689,038

  Net income (loss)                                                         2,698,288      (80,918)                 2,617,370

BALANCE, MARCH 31, 1997    10       2,000,000  1,060    1,060   1,003,400   4,760,621      (58,673)   (400,000)     7,306,408

  Net income                                                                1,318,602    2,021,058                  3,339,660

BALANCE, MARCH 31, 1998    10       2,000,000  1,060    1,060   1,003,400   6,079,223    1,962,385    (400,000)    10,646,068

  Issuance of stock                              100        1          99                                                 100

  Reclassification of
     divisional equity                                                      1,962,385   (1,962,385)

  Net income                                                                1,538,131                               1,538,131

BALANCE, MARCH 31, 1999    10      $2,000,000  1,160   $1,061  $1,003,499  $9,579,739  $       -     $(400,000)   $12,184,299


See accompanying notes to the combined financial statements.

ZUELLIG BOTANICAL EXTRACTS, INC. AND AFFILIATED COMPANIES

COMBINED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 1999, 1998, AND 1997

                                                                1999              1998              1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                    $  1,538,131      $  3,339,660      $  2,617,370
  Adjustments to reconcile net income to net cash (used in)
    provided by operating activities:
    Depreciation and amortization                                    196,586           240,329           228,379
    Gain on sale of property                                          (1,355)           (5,914)           (4,000)
    Deferred income taxes                                           (127,438)         (193,546)           67,610
    Reversal of accrued environmental cleanup costs                  (38,990)                           (805,282)
    Changes in operating assets and liabilities:
      Receivables                                                   (608,914)       (2,504,231)       (2,886,954)
      Inventories                                                (10,228,216)       (1,148,731)       (3,026,220)
      Prepaid expenses and other current assets                      323,174          (586,883)         (500,844)
      Deposits on cultivation projects                              (859,122)          (63,948)          (67,467)
      Accounts payable                                              (542,031)        4,911,713           (31,710)
      Accrued liabilities                                         (1,737,620)        1,332,820           138,377
      Due to/from affiliates                                       1,411,557         4,910,682        (3,630,314)

           Net cash (used in) provided by operating activities   (10,674,238)       10,231,951        (7,901,055)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease in other assets                                            13,525
  Purchase of property                                              (522,033)         (192,836)         (171,909)
  Proceeds from sale of property                                       5,879             8,000            16,252

           Net cash used in investing activities                    (502,629)         (184,836)         (155,657)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net repayments under bank loan facilities                      (10,305,683)       (8,800,746)        2,310,117
  Net borrowings under bank loan facilities                       19,615,145                           6,200,000
  Principal payments on long-term debt                                                 (55,000)          (55,000)
  Increase (decrease) in bank overdraft                               48,901          (163,388)           79,821
  Proceeds from issuance of common stock                                 100

           Net cash provided by (used in) financing activities     9,358,463        (9,019,134)        8,534,938

NET (DECREASE) INCREASE IN CASH                                   (1,818,404)        1,027,981           478,226

CASH, BEGINNING OF YEAR                                            1,866,735           838,754           360,528

CASH, END OF YEAR                                               $     48,331      $  1,866,735      $    838,754

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION - Cash paid for:
    Interest                                                    $  1,340,472      $  1,172,781      $  1,113,066
    Income taxes                                                $  1,492,480      $  1,430,130      $    732,763

See accompanying notes to the combined financial statements.

ZUELLIG BOTANICAL EXTRACTS, INC. AND AFFILIATED COMPANIES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1999, 1998, AND 1997

1.   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination - The combined financial statements include the accounts of Zuellig Botanical Extracts, Inc. ("ZBE"), ZetaPharm, Inc. ("ZetaPharm"), and Wilcox Drug Company, Inc. ("Wilcox," together with ZBE and ZetaPharm, the "Companies"), which are affiliated through common ownership and common management. ZBE is a wholly owned subsidiary of Zuellig Botanicals, Inc. ("ZBI"). ZBI, ZetaPharm, and Wilcox are wholly owned subsidiaries of Zuellig Group N.A., Inc. ("ZGNA"). All significant intercompany balances and transactions have been eliminated in combination.

General - ZBE is a distributor of bulk standardized and non-standardized nutraceutical extracts to manufacturers of dietary supplements. ZetaPharm is a distributor of bulk fine chemicals, excipients, and active ingredients used in the manufacture of generic pharmaceuticals. Wilcox is a supplier of wild gathered and cultivated botanical raw materials. The botanical raw materials sold by Wilcox are used in the manufacture of nutraceutical extracts or the production of botanical powders, both of which are sold to manufacturers of dietary supplements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - Financial instruments that subject the Companies to credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to accounts receivable is generally diversified due to the large number of entities composing the Companies' customer base and their geographic dispersion. The Companies perform ongoing credit evaluations of their customers and maintain allowances for potential credit losses.

In 1997, sales to one customer accounted for 11% of net sales.

Inventories - Inventories consist of botanical and herbal products held for resale and are stated at the lower of cost or market, with cost determined primarily by specific identification.

Property - Property is stated at cost less accumulated depreciation and amortization. Depreciation is provided for primarily using the straight-line method over estimated useful lives ranging from 2 to 15 years. Leasehold improvements are amortized over the shorter of the terms of the leases or the assets' estimated useful lives.

Impairment of Long-Lived Assets - The Companies review long-lived and intangible assets to determine whether there has been any impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This assessment is performed based on the estimated future cash flows compared with the asset's carrying value. If the future cash flows (undiscounted and without interest charges) are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

Income Taxes - The Companies are included in ZGNA's consolidated federal income tax return and combined California franchise tax return. California franchise taxes are allocated to the Companies based on factors used to apportion taxable income to ZGNA's subsidiaries. Other state income taxes are recorded based on the Companies' separate income tax returns. The benefits of state tax credits are utilized to the extent available to the combined group. Federal income taxes are computed as if the Companies filed separate income tax returns.

Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to reverse. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred income tax assets and liabilities.

Allocation of Expenses - ZBE was incorporated on August 27, 1998. Prior to that time, the accounts of ZBE were not maintained on a stand-alone basis. Revenues and, when practicable, expenses have been allocated between ZBI and ZBE on a specific identification basis. Certain selling, general, and administrative expenses have been incurred by ZBI during the ordinary course of business and are not specifically allocable to ZBI or ZBE. In these instances, management has allocated expenses based on sales mix or a percentage of time spent on extract-related administrative duties. The Companies' management believes that these methods of allocation are reasonable.

New Accounting Standards - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Companies have not yet determined the impact of adopting this new standard.

2.   INVENTORIES

Inventories consist of the following:

                  1999              1998
Raw materials     $ 5,836,419       $ 3,819,730
Finished goods     17,463,100         9,251,573

Total             $23,299,519       $13,071,303

3.   BANK BORROWINGS

During 1998, the Companies, ZGNA, and certain affiliates entered into various credit agreements with a bank whereby they could borrow up to $35,000,000 under a revolving credit agreement, with an additional $3,000,000 available upon approval by the bank, and up to $750,000 under a non-revolving line of credit with a term repayment option through December 1, 1998 (the "1998 Credit Agreements"). Under the terms of the 1998 Credit Agreements, $3,000,000 was available for the issuance of letters of credit with a maximum term of 150 days. Advances bore interest at either the bank's reference rate at the time of each borrowing or LIBOR plus 1.75%. Outstanding borrowings by the Companies under the 1998 Credit Agreements were $10,305,683 at March 31, 1998. The 1998 Credit Agreements were superceded and replaced by the 1999 Credit Agreements, as discussed below.

During December 1998, the 1998 Credit Agreements were extended for eight days. On December 8, 1998 the Companies, ZGNA, and its affiliates entered into various new credit agreements (the "1999 Credit Agreements") with a bank whereby they may borrow up to $38,000,000 under a revolving credit agreement, with an additional $6,500,000 available under a non-revolving loan commitment. The 1999 Credit Agreements expire on June 30, 1999 and have a term repayment option through April 30, 1999. Under the terms of the 1999 Credit Agreements, $1,500,000 is available for the issuance of letters of credit with a maximum term of 150 days. Advances under the revolving line of credit bear interest at either the prime rate minus .75% or LIBOR plus 1.5%, and advances under the non-revolving loan commitment bear interest at either the prime rate minus .5% or LIBOR plus 1.75% (rates at March 31, 1999 range from 6.44% to 7%). Outstanding borrowings by the Companies under the 1999 Credit Agreements were $19,615,145 at March 31,1999. The aggregate amount outstanding under the 1999 Credit Agreements for ZGNA and its subsidiaries was $39,729,982 at March 31, 1999. All borrowings are collateralized by receivables and inventories, and all borrowings are cross-guaranteed by the Companies, ZGNA, and affiliates participating in the 1999 Credit Agreements. The 1999 Credit Agreements require ZGNA and its subsidiaries to maintain certain specified operating ratios, minimum tangible net worth, and certain other requirements. The agreements also require the bank's approval to incur additional indebtedness. At March 31, 1999, ZGNA and its subsidiaries were in violation of a financial covenant for which a waiver has been obtained.

During 1997, the Companies, ZGNA, and certain affiliates entered into various credit agreements (the "1997 Credit Agreements"). Advances bore interest at either the bank's reference rate at the time of borrowing or LIBOR plus 1.85%. These 1997 Credit Agreements were superceded and replaced by the 1998 Credit Agreements discussed above.

4.   LONG-TERM DEBT

Long-term debt at March 31, 1997 consisted of a note payable to a former Wilcox stockholder of $55,000. The entire balance was repaid in 1998.

5.   COMMITMENTS AND CONTINGENCIES

Lease Commitments - The Companies lease their facilities and certain equipment. At March 31, 1999, future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:

Year Ending
March 31,

2000     $340,990
2001      213,895
2002      102,240
2003       74,400

Total    $731,525

The facility leases generally include provisions for rent escalation to reflect increased operating and require the Companies to pay property taxes, maintenance, and utility costs. One lease includes a renewal option for an additional five-year term.

Rent expense for the years ended March 31, 1999, 1998, and 1997 was $287,109, $261,802, and $256,654, respectively.

Claims and Legal Actions - The Companies are involved in various claims and legal actions arising in the normal course of their business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Companies' combined financial statements.

6.   INCOME TAXES

The components of income tax expense are as follows:

              1999               1998               1997
Current:
  Federal     $  1,029,422       $  2,022,113       $     967,684
  State            403,710            560,628             179,634

                 1,433,132          2,582,741           1,147,318

Deferred:
  Federal         (161,569)          (255,720)            362,146
  State            (42,239)           (24,285)             24,177

Adjustment to valuation allowance:
  Federal           66,790             75,647            (290,907)
  State              9,580             10,812             (27,806)

                  (127,438)          (193,546)             67,610

Total         $  1,305,694       $  2,389,195        $  1,214,928

The actual income tax provisions on earnings from operations subject to income taxes differ from the statutory federal income tax rate due to the following:

                                              1999          1998          1997
Federal income taxes at the statutory rate    $  966,899    $1,947,811    $1,302,982
State income taxes, net of federal benefit       266,864       323,069       221,233
Adjustment to valuation allowance                 76,370        86,459      (318,713)
Other                                             (4,439)       31,856         9,426

Total                                          $1,305,694    $2,389,195    $1,214,928

Deferred income tax assets and liabilities at March 31, 1999 and 1998 are as follows:

                                             1999                 1998
Deferred income tax assets:
  Accrued environmental cleanup costs                             $    15,070
  Allowance for doubtful accounts            $     193,658            123,400
  Reserve for inventory obsolescence               366,977            206,270
  Inventory capitalization                         421,866            287,706
  State income taxes                                20,839             88,976
  Other                                             11,955              7,351

Total deferred income tax assets                 1,015,295            728,773

Deferred income tax liabilities:
  Prepaid expenses                                 132,282             33,111
  Other                                                                16,457

Total deferred income tax liabilities              132,282             49,568

Valuation allowance                               (315,032)          (238,662)

Total                                        $     567,981        $   440,543

7.   RELATED PARTY TRANSACTIONS

Amounts due to/from affiliates consist primarily of management fees, intercompany tax allocations and balances arising from product sales to ZBI.

Wilcox sold products to ZBI totaling $11,446,441, $6,793,310, and $5,029,129 during 1999, 1998, and 1997, respectively. Selling prices of products to affiliates have historically been similar to selling prices to unrelated customers. During 1999, it was contemplated that Wilcox would be merged into ZBI, and accordingly, all sales to ZBI during 1999 were made at cost.

The Companies incurred management fee expense with affiliates of approximately $1,119,772, $1,601,163, and $429,007 during 1999, 1998, and
1997, respectively.

8.   EMPLOYEE BENEFITS

ZetaPharm has an employment contract with its president that provides for incentive compensation based on defined earnings. Compensation expense recorded under this plan in 1999, 1998, and 1997 was approximately $137,393, $306,000, and $252,300, respectively. The employment contract may be terminated by either party upon six months' notice.

Wilcox has an executive bonus plan and incentive compensation arrangements for key employees based on an earnings formula. Compensation expense of $68,000 and $32,207 was recorded under these plans in 1999 and 1997, respectively. There was no compensation expense recorded in 1998.

During 1998, the Companies established a 401(k) plan under which the Companies make matching contributions, as defined. Additionally, the Companies make a two-percent contribution based on the qualified employee's compensation to the individual's 401(k) account. During 1999 and 1998, the Companies recorded contribution expense of $155,713 and $140,879, respectively.

During 1997, the Companies provided a simplified employee pension plan under which the Companies made contributions based on a percentage of the qualified employee's compensation to the individual's retirement account under Internal Revenue Code Section 408(k). Such percentage was four percent during 1997 and amounted to $121,246. This plan was terminated in 1998.

9.   CAPITAL STRUCTURE

The capital structures of the Companies are as follows:

                                                               1999               1998
ZetaPharm:
Cumulative preferred stock, $200,000 par value; authorized,
  issued and outstanding, 10 shares                            $  2,000,000       $  2,000,000

Common stock, $1 par value; authorized, 1,000 shares;
  issued and outstanding, 960 shares                                    960                960

Additional paid-in capital                                        1,000,000          1,000,000

Retained earnings                                                 4,593,248          3,744,815

Wilcox:
Common stock, $1 par value; authorized, 1,000 shares; issued,
  100 shares; outstanding, 80 shares                                    100                100

Additional paid-in capital                                            3,400              3,400

Treasury stock                                                     (400,000)          (400,000)

Retained earnings                                                 1,832,734          2,334,408

ZBE:
Common stock, $0.01 par value; authorized, issued, and
  outstanding, 100 shares                                                 1

Additional paid-in capital                                               99

Retained earnings/divisional equity                               3,153,757          1,962,385

10.   PLAN OF MERGER

On December 9, 1998, ZGNA and ZBI announced that ZBE, Zetapharm, Inc., and Wilcox will merge with Hauser, Inc. ("Hauser"), a non-affiliated manufacturer of natural products headquartered in Boulder, Colorado. Upon closing, ZGNA and ZBI will own collectively up to 10.05 million shares, representing approximately 49 percent of Hauser's outstanding common stock. The agreement is subject to approval of Hauser's shareholders and customary closing conditions. Hauser issued a proxy statement on May 11, 1999, for a vote to occur on June 11, 1999.
******